Delisting Determination,The Nasdaq Stock Market, LLC,
September 8, 2009, Community Bancorp. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of Community Bancorp
(the Company), effective at the opening of the trading session on September 18, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules
5100, 5110(b), and IM-5100-1. The Company was notified of the Staffs determination on August 17, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on August 26, 2009.